1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2024
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 3, 2024	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC Statement on April 3rd Earthquake

Taiwan experienced a number of earthquakes on April 3, reaching as high as magnitude level 7.2 (the largest in Taiwan over the past 25 years). The maximum magnitude at the Hsinchu, Longtan, and Zhunan science parks was 5, and reached magnitude 4 at the Taichung and Tainan science parks.

TSMC’s safety systems are operating normally. Preventative measures to ensure employee safety and wellbeing were initiated at that time according to procedure, and some fabs were evacuated. All personnel are safe and returned to their workplace shortly after the incident. The company is currently evaluating the impact.

Initial inspections show that our construction sites are normal. However, the Company suspended work at construction sites for April 3, and work will resume following further inspections.

Based on TSMC ‘s ample experience and capabilities in earthquake response and damage prevention, as well as regular disaster drills to ensure full readiness, overall tool recovery of our fabs reached more than 70% within 10 hours of the earthquake, with new fabs such as the Fab 18 facility reaching more than 80%. A small number of tools were damaged at certain facilities, partially impacting their operations. However, there is no damage to our critical tools including all of our extreme ultraviolet (EUV) lithography tools.

TSMC is deploying all available resources for full recovery, and impacted facilities are expected to resume production throughout the night. We are in close communication with our customers, and will continue to monitor the situation closely and communicate directly with customers as appropriate.